12531 HIGH BLUFF DRIVE SUITE 100 SAN DIEGO, CALIFORNIA 92130-2040 TELEPHONE: 858.720.5100 FACSIMILE: 858.720.5125 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

northern virginia, denver
sacramento, walnut creek

tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels

December 19, 2008	Writer’s Direct Contact 858.720.5141 SStanton@mofo.com
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Peggy Kim, Special Counsel
Re:	Mentor Corporation Amendment No. 1 to Schedule 14D-9 Filed December 17, 2008 Schedule 14D-9 Filed December 12, 2008 File No. 005-35178
Ladies and Gentlemen:
We are writing on behalf of our client, Mentor Corporation, a Minnesota corporation (the “Company”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated December 17, 2008 (the “Staff Letter”).
The paragraphs below numbered 1 and 2 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.
Schedule 14D-9
Item 4. The Solicitation or Recommendation, page 7
Reasons for the Offer and the Merger, page 15
1.	This section refers to a wide variety of factors considered by the Board in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that the actual

Securities and Exchange Commission
December 19, 2008
Page Two
reasons be stated to explain the board’s position. Please revise this section to clarify which of the factors are in fact reasons in support of the Board’s decision to recommend that stockholders accept the tender offer.
In response to the Staff’s comment, Amendment No. 2 to the Schedule 14D-9 amends Item 4 to clarify which of the factors are reasons in support of the Board’s decision.
Opinion of the Company’s Financial Advisor, page 18
2.	In light of the fact that the fairness opinion of Citi appears to have constituted a basis for your recommendation, please revise to provide a clearer discussion of the analyses performed by Citi. For each analysis, please expand your disclosure to describe the underlying data, including how Citi determined the multiples used in each analysis, the assumptions made under each method, and the criteria for choosing the companies and transactions that are part of the comparisons, as applicable, and disclose whether any companies/transactions meeting the selected criteria were not included in Citi’s analyses. Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis and the specific consideration offered in the transaction. In this regard, we note that the implied per share equity value reference range under the selected precedent transactions analysis was above the offer price. See Item 8 of Schedule 14D-9 and corresponding Item 1011(b) of Regulation M-A.
We respectfully note for the Staff that, with respect to the disclosure contained in the Schedule 14D-9 pertaining to the opinion of the Company’s financial advisor, (i) such opinion was only one of a number of factors (as indicated in the Schedule 14D-9) considered by the Board in evaluating the Offer and the Merger, (ii) the recommendation of the Board was made (also as indicated in the Schedule 14D-9) after considering the totality of the information and factors involved and (iii) the specific line items of Schedule 14D-9 do not require a summary of financial advisor opinions and related presentation materials. In light of the foregoing and after a review of the Schedule 14D-9 as a whole, the Company believes that further disclosure in the Schedule 14D-9 with respect to the opinion of the Company’s financial advisor is not necessary to make the statements required to be made in the Schedule 14D-9, in light of the circumstances under which they were made, not materially misleading. However, the Company nonetheless has attempted to address certain of the Staff’s comments as described below.
With respect to the portion of the Staff’s comment requesting a description of the underlying data, including the determination of the multiples used in each analysis, the assumptions made under each method and the criteria in choosing the selected companies and transactions, we note for the Staff the following:

Securities and Exchange Commission
December 19, 2008
Page Three
•	the disclosure with respect to the determination of multiples used in each analysis has been clarified in Amendment No. 2 to the Schedule 14D-9 in response to the Staff’s comment;

•	as disclosed on pages 21 and 22 of the Schedule 14D-9, Citi utilized, with respect to the selected companies and the selected precedent transactions, financial data based on publicly available research analysts’ estimates and publicly available information and, with respect to the Company, financial forecasts and other information and data that was publicly available or prepared by the Company’s management. Assumptions of the Company’s management underlying such financial forecasts were disclosed on page 17 of the Schedule 14D-9; and

•	additional disclosure regarding the criteria Citi used to choose the companies and transactions selected has been included in Amendment No. 2 to the Schedule 14D-9 in response to the Staff’s comment. We supplementally note for the Staff that Citi did not exclude from its selected companies analysis or selected precedent transactions analysis companies or transactions that Citi identified as meeting the selection criteria. However, we note for the Staff that, as disclosed on page 20 of the Schedule 14D-9, no company, business or transaction used in Citi’s financial analyses as a comparison is identical or directly comparable to the Company or the Offer and the Merger and that such analyses necessarily involve judgment. In light of the foregoing and the Staff’s comment, additional disclosure has been included in Amendment No. 2 to the Schedule 14D-9 to indicate that Citi’s selected companies analysis and selected precedent transactions analysis may not necessarily utilize all companies, businesses or transactions that could be deemed comparable to the Company or the Offer and the Merger.
With respect to the portion of the Staff’s comment requesting a description of the meaning and significance of each analysis and that a conclusion be drawn between the results of each analysis and the specific consideration offered in the transaction, the Company believes that the disclosure in the Schedule 14D-9 addresses the Staff’s comment. Specifically, the disclosure presents the results (or “conclusions”) of each analysis (i.e., the implied per share equity value reference ranges derived for the Company) as evaluated and reviewed with the Board and then directly compares these results with the per share price offered (i.e., the $31.00 per share cash consideration). With respect to the Staff’s reference to the implied per share equity value reference range under the selected precedent transactions analysis relative to the offer price, we note for the Staff that, as indicated in the Schedule 14D-9, such range was approximately $31.00 to $40.00 per share and that the offer price was $31.00 per share and, accordingly, the Company respectfully disagrees with the Staff’s comment that the offer price was above the range. Notwithstanding the foregoing, we note for the Staff the disclosure appearing on page 20 of the Schedule 14D-9, which states that Citi’s ultimate opinion was

Securities and Exchange Commission
December 19, 2008
Page Four
based on the results of all analyses undertaken by it and assessed as a whole and that Citi did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.
* * *
Attached hereto please find the written acknowledgement from the Company requested by the Staff on pages 2 -3 of the Staff Letter.
Please direct any further comments or questions to me at (858) 720-5141.

Sincerely,
/s/ Scott M. Stanton
Scott M. Stanton

cc:	Joseph A. Newcomb (Mentor Corporation) J. Nathan Jensen (Morrison & Foerster LLP)

December 19, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Peggy Kim, Special Counsel
Re:	Mentor Corporation Amendment No. 1 to Schedule 14D-9 Filed December 17, 2008 Schedule 14D-9 Filed December 12, 2008 File No. 005-35178
Ladies and Gentlemen:
Pursuant to a letter of comment from the staff of the Securities and Exchange Commission to Mentor Corporation, a Minnesota corporation (the “Company”), dated December 17, 2008, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Regards,

/s/ Joseph A. Newcomb
Joseph A. Newcomb
Vice President, Secretary and General Counsel Mentor Corporation